Exhibit 99.1

Grupo Financiero Galicia
Financial Report
Grupo Financiero Galicia S.A.
2nd Quarter of the 2021 Fiscal Year

Financial Report
Grupo Financiero Galicia
Grupo Financiero Galicia S.A. (BYMA/NASDAQ: GGAL); Buenos Aires, Argentina, August 26, 2021.
Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “GFG”) announced its financial results for the second quarter of the 2021 fiscal year that ended on June 30, 2021 (the “Quarter”).
This report is a summary analysis of GFG’s financial condition and results of operations as of and for the periods indicated herein. For a more precise interpretation, this report must be read in conjunction with GFG’s financial statements, as well as with all other information periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and with Nasdaq (www.nasdaq.com).
Readers of this report must note that this is a translation based upon an original version that was written and expressed in Spanish. As such, the original Spanish version shall control in all respects, including with respect to any matters of interpretation.
Diego Rivas
Chief Financial Officer
Pablo Firvida
Investor Relations Officer

Conference Call August 27, 2021 +1 323 289 6576 Highlights 11:00 a.m. (Eastern Time) Conference ID: 7785536
$8,884 million
Net Income
+1% vs. 2Q 2020
15.47% 61.86%
ROE Efficiency
-156 bp vs. 2Q 2020 +2,017 bp vs. 2Q 2020
Except as otherwise noted, the information in this report was adjusted and restated in constant currency pursuant to and as required by IAS 29 “Financial Information in Hyperinflationary Economies.”
11.90% 10.30%
Market share: :
Loans to the private sector Deposits to the private sector
-102 bp. vs. 2Q 2020 -14 bp. vs. 2Q 2020
$6.02 24.48%
Net Profit per share Capital Ratio
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Highlights

Financial Report

Selected financial information

Selected ratios					
Percentages		2021	2020	Variation (bp)	
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
ROA	2.70	0.74	2.82	196	(12)
ROE	15.47	4.26	17.03	1,121	(156)
Financial Margin	16.79	15.91	20.59	88	(380)
Efficiency ratio	61.86	77.36	41.69	(1,550)	2,017
Capital ratio [1]	24.48	23.82	20.04	66	444
NPL Ratio	3.02	1.57	3.34	145	(32)
Allowance for loan losses / Private-sector financing	6.68	6.36	7.16	32	(48)
Coverage	221.10	405.67	214.66	(18,457)	644
Non-accrual portfolio with guarantees to non-accrual portfolio	8.62	12.81	20.80	(419)	(1,218)
Cost of risk	3.81	2.08	10.65	173	(684)

(1) Banco Galicia consolidated with Naranja X.

Share evolution					
In pesos, except otherwise noted		2021	2020	Variation (bp)	
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
Market price					
Shares – BYMA	146.60	111.40	103.20	3,520	4,340
ADS – NASDAQ (in US$)	8.62	7.61	9.70	101	(108)
Price BYMA / book value	0.92	0.72	0.70	20	22
Average daily volume (in thousands of shares)				Variation (%)	
BYMA	1,925	1,457	3,496	32	(45)
NASDAQ [1]	7,559	6,728	18,404	12	(59)
Financial Information					
Shares outstanding (in thousands of shares)	1,474,692	1,474,692	1,426,765	-	3
Book value per share (in pesos)	159.5	154.5	148.4	3	7
Net income per share (in pesos)	6.02	1.61	6.14	273	(2)

(1) Expressed in equivalent shares: 10 ordinary shares = 1 ADS.

4

8,817 508
Employees Branches and others points of sale
6,250 13,757
Deposit accounts Credit cards (Banco Galicia, (In thousands) In thousands)
Financial Report
Consolidated Information
Additional Information
2021 2020
Employees     8,817 9,025 9,326 9,463 9,571
Banco Galicia     5,501 5,602 5,764 5,842 5,971
Naranja X     2,858 2,979 3,104 3,165 3,154
Fondos Fima     23 23 24 25 25
Galicia Seguros     350 344 368 385 376
Other subsidiaries     85 77 66 46 45
Branches and other points of sales     508 508 509 510 511
Banco Galicia     327 327 326 326 326
Naranja X     181 181 183 184 185
Deposit Accounts at Banco Galicia (in thousands)     6,250 6,226 6,180 6,148 5,812
Credit Cards (in thousands)     13,757 13,764 13,688 13,490 13,472
Banco Galicia     5,111 5,105 5,075 5,009 5,096
Naranja X     8,646 8,659 8,613 8,481 8,376
GAM: assets under management (millions of pesos)     252,349 272,619 241,143 254,883 230,733

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Grupo Financiera Galicia
Grupo Financiera Galicia is made up of Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia”), Tarjetas Regionales S.A. (“Naranja X”), Sudamericana Holding S.A. (“Galicia Seguros”), Galicia Asset Management S.A.U. (“Fondos Fima”), IGAM L.L.C. (“Inviu”) and Galicia Securities S.A.
GFG is one of the main financial services holding companies in Argentina. It provides savings, credit and investment opportunities to individuals and companies and its board of directors is focused on customer experience and sustainable development.

Financial Report
Results for the Quarter
Net income attributable to GFG for the Quarter amounted to Ps.8,884 million, which represented a 2.70% annualized return on average assets and a 15.47% return on average shareholders’ equity.
The foregoing result was mainly attributable to profits realized from GFG’s interests in Banco Galicia (for Ps.6,668 million), in Naranja X (for Ps.1,566 million), in Fondos Fima (for Ps.399 million) and in Galicia Seguros (for Ps.312 million).
Income SStatement
In millions of pesos, except otherwise noted     2021 2020 Variation (%)
Results from Equity Investments     8,924 2,491 8,855 258 1
Banco Galicia     6,668 1,338 7,556 398 (12)
Naranja X     1,566 657 28 138    5,49 3
Fondos Fima     399 414 445 (4) (10)
Galicia Seguros     312 123 547 154 (43)
Other subsidiaries     (21) (41) 279 49 (108)
Net operating income     162 99 117 64 38
Administrative expenses     (94) (55) (99) 71 (5)
Other operating income and expenses     (9) (3) 1 200 (1,000)
Results from the net monetary position     (72) (131) (93) (45) (23)
Income tax     (27) (20) (22) 35 23
Net income attributable to GFG     8,884 2,381 8,759 273 1
Other comprehensive income     16 125 2,447 (87) 99
Comprehensive income attributable to GFG     8,900 2,506 11,206 255 (21)

2Q 1Q 2Q vs. 1Q21 VS. 2Q20 Financial Report Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2021 2020 Variation (%) Assets Cash and due from banks 224,843 242,124 190,500 (7) 18 Debt securities 249,190 206,536 234,010 21 6 Net loans and other financing 567,725 606,246 642,165 (6) (12) Other financial assets 216,909 152,571 181,213 42 20 Investment in subsidiaries, associates and joint ventures 228 103 5 121 4,460 Property, bank premises, equipment 53,251 54,397 55,711 (2) (4) Intangible assets 17,794 18,009 18,443 (1) (4) Other assets 13,257 21,421 19,160 (38) (31) Assets available for sale 1 1 71 - (99) Total assets 1,343,198 1,301,408 1,341,278 3 - Liabilities Deposits 873,987 824,236 886,577 6 (1) Financing from financial entities 17,027 14,796 16,525 15 3 Other financial liabilities 121,147 129,019 101,050 (6) 20 Notes 24,099 24,515 23,787 (2) 1 Subordinated notes 24,631 25,726 27,395 (4) (10) Other liabilities 47,092 55,201 69,040 (15) (32) Total liabilities 1,107,983 1,073,493 1,124,374 3 (1) Shareholders’ equity attributable to third parties - - 5,099 N/A (100) Shareholders’ equity attributable to GFG 235,215 227,915 211,805 3 11 Total Shareholders’ equity 235,215 227,915 216,904 3 8

Financial Report

Income Statement					
In millions of pesos, except otherwise noted		2021	2020		Variation (%)
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
Net interest income	17,584	19,676	29,630	(11)	(41)
Interest income	55,956	54,947	52,683	2	6
Interest related expenses	(38,372)	(35,271)	(23,053)	9	66
Net fee income	12,258	10,371	11,191	18	10
Fee income	14,792	13,457	14,042	10	5
Fee related expenses	(2,534)	(3,086)	(2,851)	(18)	(11)
Net results from financial instruments	24,176	18,021	20,243	34	19
Gold and foreign currency quotation differences	887	1,488	1,430	(40)	(38)
Other operating income	9,439	6,913	9,267	37	2
Underwriting income from insurance business	1,894	1,153	1,822	64	4
Loan loss provisions	(4,701)	(2,536)	(8,113)	85	(42)
Net operating income	61,537	55,086	65,470	12	(6)
Personnel expenses	(9,889)	(9,940)	(9,722)	(1)	2
Administrative expenses	(9,068)	(9,184)	(10,312)	(1)	(12)
Depreciations and devaluations of assets	(3,109)	(2,846)	(2,446)	9	27
Other operating expenses	(11,865)	(10,776)	(21,384)	10	(45)
Operating Income	27,606	22,340	21,606	24	28
Results from the net monetary position	(15,551)	(17,391)	(6,791)	(11)	129
Results from associates and joint ventures	(21)	1	-	(2,200)	N/A
Income tax	(3,150)	(2,569)	(6,051)	23	(48)
Net income	8,884	2,381	8,764	273	1
Net income attributable to third parties	-	-	5	-	100
Net income attributable to GFG	8,884	2,381	8,759	273	1
Other comprehensive income	16	125	2,447	(87)	(99)
Total comprehensive income	8,900	2,506	11,211	255	(21)
Comprehensive income attributable to third parties	-	-	5	-	100
Comprehensive income attributable to GFG	8,900	2,506	11,206	255	(21)

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Galicia Since 1905, Banco Galicia has been a part of the development of Argentina, serving as one of the country’s primary private banks controlled by the Argentine national capital. Through its assisted and digital distribution channels, Banco Galicia markets a wide range of financial products and services for individuals and companies throughout Argentina. Banco Galicia is strategically focused on customer experience and digital transformation, with the goal of achieving successful and efficient growth.

Banco Galicia Highlights $6,668 million Net Income -12% vs. 2Q 2020 The data shown in the 61.40% tables of this 13.96% report and the -350 bp. vs. 2Q 2020 +2,413 bp vs. 2Q 2020 financial statements ROE Efficiency correspond to Banco de Galicia 11.90% 10.30% : Market Share: y Buenos Aires S.A.U. private sector Deposits to the private sector -102 bp vs. 2Q2020 -14 bp vs. 2Q2020 5,501 327 Employees Branches Banco Galicia Highlights

Financial Report

Results for the Quarter

Net income for the Quarter amounted to Ps.6,668 million, Ps.888 million (12%) lower than the figure recorded in the same quarter of the 2020 fiscal year. This was primarily a result of a Ps.7,318 million (14%) lower net operating income and a Ps.7,130 million (133%) higher loss from the net monetary position, offset by the decrease in other operating expenses, for Ps.9,287 million (49%), in income tax, for Ps.3,266 million (62%), and in administrative expenses, for Ps.1,126 million (15%).

Net operating income amounted to Ps.45,803 million, 14% lower than the Ps.53,121 million recorded in the same quarter of the 2020 fiscal year. This was primarily a result of a Ps.15,333 million (or 62%) decrease in net interest income, offset by a Ps.4,874 million (or 25%) higher net result from financial instruments and a reduction in loan-loss provisions for Ps.3,403 million (or 52%).

Income Statement					
In millions of pesos, except otherwise noted		2021	2020	Variation (%)	
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
Net interest income	9,479	12,108	24,812	(22)	(62)
Net fee income	6,940	5,705	7,123	22	(3)
Net results from financial instruments	24,169	17,853	19,295	35	25
Gold and foreign currency quotation differences	731	1,128	1,299	(35)	(44)
Other operating income	7,593	4,861	7,104	56	7
Loan-loss provisions	(3,109)	(974)	(6,512)	219	(52)
Net operating income	45,803	40,681	53,121	13	(14)
Personnel expenses	(6,469)	(6,732)	(6,924)	(4)	(7)
Administrative expenses	(6,310)	(6,622)	(7,436)	(5)	(15)
Depreciations and devaluations of assets	(2,319)	(2,093)	(1,818)	11	28
Other operating expenses	(9,510)	(8,525)	(18,797)	12	(49)
Operating income	21,195	16,709	18,146	27	17
Results from the net monetary position	(12,509)	(13,879)	(5,379)	(10)	133
Results from associates and joint businesses	23	20	96	15	(76)
Income tax	(2,041)	(1,512)	(5,307)	35	(62)
Net Income	6,668	1,338	7,556	398	(12)
Other comprehensive income	9	127	2,394	(93)	100
Total comprehensive income	6,677	1,465	9,950	356	(33)

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Financial Report

Profitability and efficiency					
Percentages, except otherwise noted		2021	2020	Variation (bp)	
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
ROA	2.27	0.46	2.57	181	(30)
ROE	13.96	2.89	17.46	1,107	(350)
Financial margin	15.69	14.35	20.56	134	(487)
Efficiency ratio	61.40	83.03	37.27	(2,163)	2,413

Yields and rates

Interest-earning assets[(1)]										
Average balances: in millions of pesos. Yields and rates: annualized nominal %.		2021				2020	Variation (%/bp)			
	2Q		1Q		2Q		vs. 1Q21		vs. 2Q20	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	725,474	37.43	706,104	35.87	686,282	36.68	3	156	6	75
Government securities	261,441	39.14	216,044	36.09	188,405	41.05	21	305	39	(191)
Loans	370,223	37.02	426,263	36.64	425,573	37.10	(13)	38	(13)	(8)
Other interest-earning assets	93,810	34.29	63,797	29.94	72,304	22.78	47	435	30	1,151
In foreign currency	60,913	8.69	66,337	2.26	110,599	11.76	(8)	643	(45)	(307)
Government securities	4,394	11.01	5,415	(49.94)	371	168.28	(19)	6,095	1,084	(15,727)
Loans	54,064	6.47	57,327	7.17	102,835	7.43	(6)	(70)	(47)	(96)
Other interest-earning assets	2,455	53.43	3,595	2.67	7,394	64.15	(32)	5,076	(67)	(1,072)
Interest-earning assets	786,388	35.20	772,441	32.98	796,881	33.22	2	222	(1)	198

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets amounted to Ps.786,388 million, decreasing Ps.10,493 million (or 1%) as compared to the second quarter of the 2020 fiscal year, primarily as a consequence of a Ps.48,771 million (or 47%) decrease in the average volume of dollar-denominated loans and a Ps.55,349 million (or 13%) decrease in the average peso-denominated loan portfolio. These results were partially offset by a Ps.73,037 million (or 39%) increase in government securities and the Ps.21,505 million (or 30%) increase in other interest-earning assets in pesos.

Dollar-denominated loans decreased due to lower volume in pre-financing and export financing, whereas the reduction in peso-denominated loans

13

Financial Report

was due to lower promissory notes and overdrafts. On the other hand, an increase in government securities was realized due to higher volume in Argentine Central Bank bills (Leliq) and Treasury bills (Lecer).

The average yield on interest-earning assets for the Quarter was 35.20%, representing a 198 bp increase as compared to the figure recorded for the same quarter of the prior fiscal year. This result was primarily attributable to the growth in the average yield in peso-denominated other interest-earning assets.

Interest-bearing liabilities(1)

Average balances: in millions of pesos.
Yields and rates: annualized nominal %.

	2021				2020		Variation (%/bp)			
	2Q		1Q		2Q		vs. 1Q21		vs. 2Q20	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	498,880	28.53	484,489	27.23	473,948	17.15	3	130	5	1,138
Saving accounts	84,512	0.02	88,896	0.01	92,782	0.02	(5)	1	(9)	-
Time deposits	323,379	35.39	285,743	34.69	246,463	26.15	13	70	31	924
Other Deposits	87,264	30.40	103,624	29.46	120,580	11.17	(16)	94	(28)	1,923
Debt securities	2,110	38.86	3,469	39.67	8,798	27.29	(39)	(81)	(76)	1,157
Other interest-bearing liabilities	1,616	31.19	2,757	30.90	5,325	17.40	(41)	29	(70)	1,379
In foreign currency	191,336	1.50	196,521	1.51	227,326	2.04	(3)	(1)	(16)	(54)
Saving accounts	109,209	-	114,945	-	121,765	-	(5)	-	(10)	-
Time deposits	35,809	0.67	36,696	0.72	46,187	1.54	(2)	(5)	(22)	(87)
Other Deposits	6,359	-	4,415	-	4,297	-	44	-	48	-
Debt securities	29,523	7.90	31,305	7.59	36,181	7.73	(6)	31	(18)	17
Other interest-bearing liabilities	10,437	2.87	9,160	3.54	18,896	5.95	14	(67)	(45)	(308)
Interest-bearing liabilities	690,216	21.04	681,010	19.80	701,274	12.25	1	124	(2)	879

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Average interest-bearing liabilities reached Ps.690,216 million, decreasing Ps.11,058 million during the same period, primarily due to a decrease in the average balance of peso-denominated other deposits, for Ps.33,616 million (or 28%), of dollar-denominated time deposits, for Ps.10,378 million (or 22%), and of dollar-denominated saving accounts, for Ps.12,556 million (or 10%). These results were offset by an increase in pesos-denominated time deposits, for Ps.76,916 million (or 31%).

Similarly, the average cost of interest-bearing liabilities was 21.04%, representing an 879 bp increase as compared to the figure recorded in the second quarter of the prior fiscal year. This was primarily attributable to a 1,923 bp increase in the average interest rate on other deposits in pesos

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Financial Report

Net interest income

Net Interest Income					
In millions of pesos, except otherwise noted		2021	2020		Variation (%)
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
Interest income	45,793	45,851	46,297	-	(1)
Public sector securities	3,611	1,450	2,501	149	44
Loans and other financing	35,025	40,002	41,260	(12)	(15)
Financial sector	545	594	1,275	(8)	(57)
Non-financial private sector	34,480	39,408	39,985	(13)	(14)
Overdrafts	2,801	4,144	4,685	(32)	(40)
Promissory notes	12,767	14,936	15,720	(15)	(19)
Mortgage loans	4,600	4,585	4,116	-	12
Pledge loans	838	1,054	257	(20)	226
Personal loans	5,123	5,052	5,295	1	(3)
Credit-card loans	7,392	8,262	7,949	(11)	(7)
Financial leases	78	95	128	(18)	(39)
Pre-financing and export financing	582	708	1,344	(18)	(57)
Other	299	572	491	(48)	(39)
Other interest-earning assets	7,157	4,399	2,536	63	182
Interest expenses	(36,314)	(33,743)	(21,485)	8	69
Deposits	(35,309)	(32,486)	(19,657)	9	80
Saving accounts	(4)	(3)	(3)	33	33
Time deposits and term investments	(28,674)	(24,849)	(16,287)	15	76
Other	(6,631)	(7,634)	(3,367)	(13)	97
Financing from financial institutions	(103)	(156)	(207)	(34)	(50)
Repurchase agreement transactions	(21)	(50)	(26)	(58)	(19)
Other interest-bearing liabilities	(80)	(116)	(287)	(31)	(72)
Notes	(801)	(935)	(1,308)	(14)	(39)
Net interest income	9,479	12,108	24,812	(22)	(62)

15

Financial Report

Net interest income for the Quarter amounted to Ps.9,479 million, representing a Ps.15,333 million (or 62%) decrease as compared to the Ps.24,812 million profit recorded from the same quarter of the 2020 fiscal year.
Interest income for the Quarter reached Ps.45,793 million, down 1% from the Ps.46,297 million recorded in the same quarter of the 2020 fiscal year. This decrease was primarily a consequence of lower interests on promissory notes, of Ps.2,953 million (or 19%), and on overdrafts, of Ps.1,884 million (or 40%), offset by higher interests on public sector securities, of Ps.1,110 million (or 44%), and on other interest-earning assets, of Ps.4,621 (or 182%).

Interest expenses amounted to Ps.36,314 million, up 69% from the same quarter of the prior fiscal year, mainly due to higher interests on time deposits and term investments, of Ps.12,387 million (or 76%).

Net fee income

Net Fee Income					
In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
Credit cards	3,926	3,096	3,960	27	(1)
Deposit accounts	1,546	1,482	1,565	4	(1)
Insurance	446	439	431	2	3
Financial fees	10	33	98	(70)	(90)
Credit- related fees	64	82	182	(22)	(65)
Foreign trade	630	628	570	-	11
Collections	707	645	578	10	22
Utility Bills collection services	964	831	556	16	73
Mutual Funds	134	131	297	2	(55)
Other	517	524	750	(1)	(31)
Total fee income	8,944	7,891	8,987	13	-
Total expenditures	(2,004)	(2,186)	(1,864)	(8)	8
Net fee income	6,940	5,705	7,123	22	(3)

Net fee income amounted to Ps.6,940 million, down 3% from the Ps.7,123 million recorded in the second quarter of the previous fiscal year, mainly due to higher total expenditures, of Ps.140 million (or 8%), lower fees on mutual funds, of Ps.163 million (or 55%), and on other fees, of Ps.233 million (or 31%), especially on guarantee fees.

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Financial Report

Net income from financial instruments

Net Income from Financial Instruments					
In millions of pesos, except otherwise noted		2021	2020	Variation (%)	
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
Government securities	22,082	17,375	18,182	27	21
Argentine Central Bank	15,782	14,531	13,481	9	17
Other	6,300	2,844	4,701	122	34
Private sector securities	996	320	738	211	35
Derivative financial instruments	1,096	158	468	594	134
Forward transactions	1,097	158	473	594	132
Interest-rate swaps	(1)	-	(5)	-	80
Results from derecognition of assets	(5)	-	(93)	-	95
Net income from financial instruments	24,169	17,853	19,295	35	25

Net income from financial instruments for the Quarter amounted to Ps.24,169 million, growing Ps.4,874 million from the Ps.19,295 million recorded in the same quarter of the 2020 fiscal year. This was primarily a consequence of a Ps.2,301 million (or 17%) increase in results from Argentine Central Bank securities and a Ps.1,599 million increase of other government securities, both increases related to higher holdings of financial instruments.

Gold and foreign currency quotation differences

During the Quarter, a Ps.731 million profit from gold and foreign currency quotation differences was recorded, as compared to a Ps.1,299 million profit recorded from the same quarter of the 2020 fiscal year. This result includes a Ps.386 million gain from foreign-currency trading.

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Financial Report Other operating income Other operating income In millions of pesos, except otherwise noted 2021 2020 Variation (%) 2Q 1Q 2Q vs. 1Q21 vs.2Q20 Other financial income 65 119 195 45 (67) Fees from bundles of products 2,001 1,857 2,081 8 (4) Rental of safe deposit boxes 429 325 418 32 3 Other fee income 312 303 199 3 57 Other adjustments and interest on miscellaneous receivables 1,729 903 1,805 91 (4) Other 3,057 1,354 2,406 126 27 Total other operating income 7,593 4,861 7,104 56 7 Other operating income for the Quarter reached Ps.7,593 million, increasing Ps.489 million (or 7%) from the Ps.7,104 million recorded in the second quarter of the 2020 fiscal year mainly as a consequence of a Ps.651 million (or 27%) increase of other income and a Ps.130 million (or 67%) decrease of other financial income. Provisions for loan losses Provisions for loan losses for the Quarter amounted to Ps.3,109 million, Ps.3,403 million (or 52%) lower than the figure recorded in the same quarter of the prior fiscal year. Personnel expenses Personnel expenses amounted to Ps.6,469 million, decreasing Ps.455 million (or 7%) from the same quarter of the 2020 fiscal year, mainly due to an 8% decrease in staff. 18

Financial Report

Administrative Expenses

Administrative Expenses					
In millions of pesos, except otherwise noted		2021	2020		Variation (%)
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
Fees and compensation for services	207	236	850	(12)	(76)
Fees for directors and syndics	15	19	17	(21)	(12)
Publicity, promotion and research expenses	239	140	206	71	16
Taxes	1,374	1,375	1,884	-	(27)
Maintenance and repairment of goods and IT	1,559	1,550	1,672	1	(7)
Electricity and communications	462	493	587	(6)	(21)
Representation expenses	1	-	-	-	-
Stationery and office supplies	70	60	197	17	(64)
Hired administrative services	1,298	1,317	1,015	(1)	28
Security	176	190	219	(7)	(20)
Insurance	90	126	74	(29)	22
Other	819	1,116	715	(27)	15
Total administrative expenses	6,310	6,622	7,436	(5)	(15)

Administrative expenses for the Quarter totaled Ps.6,310 million, down 15% as compared to the second quarter of the 2020 fiscal year. This was primarily a consequence of a Ps.510 million (or 27%) decrease in taxes and of Ps.643 million (or 76%) lower fees and compensation for services.

Depreciation and devaluation of assets

Depreciation and devaluation of assets amounted to Ps.2,319 million, up 28% from the same quarter of the 2020 fiscal year.

19

Financial Report

Other operating expenses

Other Operating Expenses					
In millions of pesos , except otherwise noted		2021	2020	Variation (%)	
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
Contribution to the Deposit Insurance Fund	331	322	329	3	1
Other financial expenses	-	-	246	-	(100)
Turnover tax	5,132	5,181	4,479	(1)	15
On financial income	3,508	3,552	3,053	(1)	15
On fees	1,434	1,439	1,259	-	14
On other items	190	190	167	-	14
Other fee-related expenses	1,755	1,605	1,740	9	1
Charges for other provisions	1,548	944	10,986	64	(86)
Claims	472	170	88	178	436
Other	272	303	929	(10)	(71)
Total other operating expenses	9,510	8,525	18,797	12	(49)

Other operating expenses for the Quarter amounted to Ps.9,510 million, representing a Ps.9,287 million (or 49%) decrease as compared to the Ps.18,797 million figure recorded in the second quarter of the previous fiscal year. This decrease was primarily related to charges in other provisions, which decreased Ps.9,438 million (or 86%) during the same period. Of note, in the second quarter of the 2020 fiscal year, additional charges were recorded in connection with the pandemic.

Income tax

The income tax charge amounted to Ps.2,041 million, Ps.3,266 million lower than the figure recorded in the same quarter of the 2020 fiscal year. The effective rate reached 23% during the Quarter.

Other comprehensive income

Other comprehensive income for the Quarter amounted to Ps.9 million, as compared to a Ps.2,394 million profit recorded for the same period of the 2020 fiscal year.

20

Financial Report

Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted		2021	2020		Variation (%)
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
Assets					
Cash and due from banks	221,904	238,608	187,621	(7)	18
Debt securities	249,452	207,186	234,157	20	7
Net loans and other financing	452,245	496,111	570,153	(9)	(21)
Other financial assets	212,526	145,430	171,037	46	24
Equity investments in subsidiaries, associates and joint businesses	573	447	670	28	(14)
Property, bank premises, equipment	46,852	47,703	48,835	(2)	(4)
Intangible assets	16,002	16,111	15,905	(1)	1
Other assets	5,202	11,674	9,058	(55)	(43)
Assets available for sale	1	1	71	-	(99)
Total assets	1,204,757	1,163,271	1,237,507	4	(3)
Liabilities					
Deposits	876,774	828,838	891,308	6	(2)
Financing from financial entities	11,104	10,739	16,116	3	(31)
Other financial liabilities	56,057	58,957	54,499	(5)	3
Notes	6,537	9,583	13,191	(32)	(50)
Subordinated notes	24,631	25,726	27,396	(4)	(10)
Other liabilities	34,344	40,795	56,786	(16)	(40)
Total liabilities	1,009,447	974,638	1,059,296	4	(5)
Shareholders' equity	195,310	188,633	178,211	4	10
Foreign currency assets and liabilities					
Assets	249,627	258,051	265,410	(3)	(6)
Liabilities	246,799	256,766	275,562	(4)	(10)
Net forward purchases / (sales) of foreign currency(1)	(14,357)	(1,961)	(960)	632	1,396
Net global position in foreign currency	(11,529)	(676)	(11,112)	(1,605)	4

(1) Recorded off-balance sheet.

21

Financial Report

Level of activity

Financing

Financing to the Private Sector[1]					
In millions of pesos, except otherwise noted		2021	2020	Variation (%)	
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
In pesos	429,890	475,328	509,624	(10)	(16)
Loans	383,265	426,988	451,925	(10)	(15)
UVA-adjusted loans	32,821	34,272	42,007	(4)	(22)
Financial leases	435	560	1,013	(22)	(57)
Debt securities	-	-	123	-	(100)
Other financing[2]	13,369	13,508	14,556	(1)	(8)
In foreign currency	66,820	65,895	119,702	1	(44)
Loans	55,514	53,390	87,909	4	(37)
Financial leases	1,161	1,493	2,176	(22)	(47)
Debt securities	-	-	161	-	(100)
Other financing[2]	10,145	11,012	29,456	(8)	(66)
Total financing to the private sector	496,710	541,223	629,326	(8)	(21)

(1) Includes IFRS adjustment.
(2) Includes certain off-balance sheet accounts related to guarantees granted.

As of June 30, 2021, total financing to the private sector reached Ps.496,710 million, which was 21% lower than the figure recorded a year before. This was mainly a consequence of a Ps.32,395 million (or 37%) decrease of dollar-denominated loans and a Ps.68,660 million (or 15%) decrease of peso-denominated loans.

Market Share[1]					
Percentages, except otherwise noted	2021		2020	Variation (bp)	
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
Total loans	11.74	12.46	12.77	(72)	(103)
Loans to the private sector	11.90	12.68	12.92	(78)	(102)

Banco Galicia's market share of loans to the private sector as of June 30, 2021, was 11.90%, decreasing 102 bp from June 30, 2020.

22

Financial Report

(1) According to the daily information on loans published by the Argentine Central Bank. Only principal as of the last day of each quarter.

Breakdown of loans and other financing

In millions of pesos, except otherwise noted		2021	2020	Variation (%)	
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
Financial entities	5,063	7,505	15,634	(33)	(68)
Loans	5,062	7,504	15,621	(33)	(68)
Other financing	1	1	13	-	(92)
Non-financial private sector and residents abroad	475,488	518,172	578,727	(8)	(18)
Loans	466,538	507,146	566,220	(8)	(18)
Overdrafts	25,102	37,676	41,222	(33)	(39)
Promissory notes	146,677	155,782	195,870	(6)	(25)
Mortgage loans	17,393	19,691	23,849	(12)	(27)
Pledge loans	13,540	14,450	10,166	(6)	33
Personal loans	39,579	40,514	44,736	(2)	(12)
Credit card loans	161,284	173,906	160,435	(7)	1
Pre-financing and financing of exports	27,714	30,257	53,701	(8)	(48)
Other Loans	5,393	4,430	12,660	22	(57)
Accrued interest, adjustments and foreign currency quotation differences receivable	31,468	32,600	26,357	(3)	19
Documented interest	(1,612)	(2,160)	(2,776)	(25)	(42)
Financial leases	1,596	2,053	3,189	(22)	(50)
Other financing	7,354	8,973	9,318	(18)	(21)
Total loans and other financing	480,551	525,677	594,361	(9)	(19)
Allowances	(28,306)	(29,566)	(24,208)	(4)	17
Loans	(27,961)	(29,153)	(23,894)	(4)	17
Financial leases	(9)	(11)	(93)	(18)	(90)
Other financing	(336)	(402)	(221)	(16)	52
Net loans and other financing	452,245	496,111	570,153	(9)	(21)

As of June 30, 2021, net loans and other financing amounted to Ps.452,245 million, decreasing 21% from June 30, 2020 primarily due to a Ps.49,193 million (or 25%) decrease in promissory notes, a Ps.25,987 million (or 48%) decrease of pre-financing and financing of exports and a Ps.16,120 million (or 39%) decrease in overdrafts.

23

Financial Report

Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector[1]					
In millions of pesos, except otherwise noted		2021	2020		Variation (%)
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
Government securities' net position	303,021	232,566	270,920	30	12
Leliq	172,759	155,882	202,779	11	(15)
Botes	25,822	25,407	24,271	2	6
Other	104,440	51,277	43,870	104	138
Other receivables resulting from financial brokerage	123,189	87,876	99,236	40	24
Repurchase agreement transactions - BCRA	123,147	87,840	99,182	40	24
Loans and other financing	1	2	14	(50)	(93)
Trust certificates of participation and securities	41	34	40	21	2
Total exposure to the public sector	426,210	320,442	370,156	33	15

(1) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which Banco Galicia complies with minimum cash requirements.

As of June 30, 2021, Banco Galicia's exposure to the public sector amounted to Ps.426,210 million, representing a 15% increase during the last twelve months primarily due to the growth in other government securities as a consequence of higher holdings of bills issued by the Argentine Treasury.

Excluding the exposure to the Argentine Central Bank (Leliq and repurchase agreement transactions), net exposure to the public sector reached Ps.130,304 million (11% of total assets), while as of June 30, 2020, it amounted to Ps.68,195 million (6% of total assets).

24

Financial Report

Funding and liabilities

Deposits					
In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
In pesos	688,054	629,152	683,777	9	1
Current accounts	157,816	139,211	154,359	13	2
Saving accounts	105,943	94,167	108,140	13	(2)
Time deposits	300,780	306,009	265,480	(2)	13
UVA-adjusted time deposits	21,505	14,376	15,513	50	39
Other	92,116	66,215	133,135	39	(31)
Interests and adjustments	9,894	9,174	7,150	8	38
In foreign currency	188,720	199,686	207,531	(5)	(9)
Saving accounts	107,751	114,372	118,696	(6)	(9)
Time deposits	35,595	36,782	43,920	(3)	(19)
Other	45,296	48,453	44,733	(7)	1
Interests and adjustments	78	79	182	(1)	(57)
Total deposits	876,774	828,838	891,308	6	(2)

As of June 30, 2021, Banco Galicia's deposits amounted to Ps.876,774 million, representing a 2% decrease during the last twelve months. This was a consequence of the Ps.18,811 million (or 9%) reduction in dollar-denominated deposits, with saving accounts decreasing Ps.10,945 million (or 9%). This was offset by a Ps.35,300 million (or 13%) increase in peso-denominated time deposits.

At the end of the Quarter, there were more than six million deposit accounts, 8% more than a year before.

As of June 30, 2021, Banco Galicia's estimated market share of private sector deposits in the Argentine financial system was 10.30%, decreasing 14 bp from a year before.

Market Share[(1)]					
Percentages, except otherwise noted	2021		2020	Variation (bp)	
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
Total deposits	8.86	8.43	8.87	43	(1)
Private sector deposits	10.30	9.88	10.44	42	(14)

(1) According to the daily information on deposits published by the Argentine Central Bank. Balances as of the last day of each quarter.

25

Financial Report Financial Liabilities In millions of pesos, except otherwise noted 2021 2020 Variation (%) 2Q 1Q 2Q vs. 1Q21 vs. 2Q20 Financial entities 11,104 10,739 16,116 3 (31) Financing from credit-card purchases 21,020 22,699 22,652 (7) (7) Notes 6,537 9,583 13,191 (32) (50) Subordinated notes 24,631 25,726 27,396 (4) (10) Creditors from purchases of foreign currency 6,909 9,680 1,947 (29) 255 Collections on account of third parties 17,779 15,106 11,656 18 53 Other financial liabilities 10,349 11,472 18,244 (10) (43) Total financial liabilities 98,329 105,005 111,202 (6) (12) Financial liabilities at the end of the Quarter amounted to Ps.98,329 million, Ps.12,873 million (or 12%) lower than the Ps.111,202 million recorded a year before. This decline was mainly due to decreases of Ps.6,654 million (or 50%) of notes, as a consequence of the expiration of those certain Class V Series II Notes, and of Ps.5,012 million (or 31%) of financial liabilities with financial entities, primarily from international entities. 26

Financial Report Asset quality Financing Portfolio Quality In millions of pesos, except otherwise noted 2021 2020 Variation (%) 2Q 1Q 2Q vs. 1Q21 vs. 2Q20 Non-accrual Financings 15,576 8,825 15,966 76 (2) With preferred guarantees 998 807 3,048 24 (67) With other guarantees 615 515 1,911 19 (68) Without guarantees 13,963 7,503 11,007 86 27 Allowance for loan losses 34,134 34,528 38,322 (1) (11) Relevant ratios (%) Variation (bp) NPL Ratio 3.14 1.63 2.54 151 60 Allowance for loan losses to loans to the private sector 6.87 6.38 6.09 49 78 Coverage 219.14 391.25 240.02 (17,211) (2,088) Non-accrual loans with guarantees to non-accrual financing 10.36 14.98 31.05 (462) (2,069) Cost of risk 3.49 1.35 10.58 214 (709) The non-accrual portfolio (which includes certain items of other financial assets and guarantees granted) amounted to Ps.15,576 million as of June 30, 2021, representing 3.14% of private-sector financing and recording a 60 bp increase as compared to the 2.54% recorded in the same quarter of the 2020 fiscal year. This increase was mainly due to the flexibilization of the parameters used for the classification of debtors established by the Argentine Central Bank. Considering the provisions for unused balances of credit cards and overdrafts, Banco Galicia’s coverage of the non-accrual portfolio with total allowances for loan losses reached 219.14%, as compared to 240.02% from a year before. 27

Financial Report Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2021 2020 Variation (%) 2Q 1Q 2Q vs. 1Q21 vs. 2Q20 Allowance for loan losses At the beginning of the Quarter 34,528 39,027 30,505 (12) 13 Provisions charged to income Provisions charged to income 4,379 1,804 15,653 143 (72) Charge offs (1,060) (1,120) (4,179) (5) (75) Other 1 636 - (100) - Inflation effect (3,714) (4,547) (3,657) (18) 2 Allowance for loan losses at the end of the Quarter 34,134 34,528 38,322 (1) (11) Charge to the income statement Provisions charged to income (4,379) (1,804) (15,653) 143 (72) Direct charge offs (148) (18) (113) 722 31 Bad debts recovered 419 254 185 65 126 Net charge to the income statement (4,108) (1,568) (15,581) 162 (74) During the Quarter, Ps.1,060 million was charged off against the allowance for loan losses, and direct charges to the income statement in the amount of Ps.148 million were made. 28

Financial Report

Capitalization and liquidity

The minimum capital requirement and the corresponding integration are presented below. Balances are disclosed in accordance with applicable regulations currently in force for each specified period.

Regulatory Capital					
In millions of pesos, except otherwise noted		2021	2020		Variation (%)
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
Minimum capital required (A)	66,652	60,076	53,284	11	25
Allocated to credit risk	49,301	45,030	42,457	9	16
Allocated to market risk	3,438	1,980	1,054	74	226
Allocated to operational risk	13,913	13,066	9,773	6	42
Computable capital (B)	204,256	180,761	127,403	13	60
Tier I	173,159	150,934	103,348	15	68
Tier II	31,097	29,827	24,055	4	29
Excess over required capital (B) (A)	137,604	120,685	74,119	14	86
Risk weighted assets	815,202	734,560	650,594	11	25
Ratios (%)					Variation (bp)
Total capital ratio	25.06	24.61	19.58	45	548
Tier I capital ratio	21.24	20.55	15.89	69	535

As of June 30, 2021, Banco Galicia's computable capital amounted to Ps.204,256 million, Ps.137,604 million (or 206%) higher than the Ps.66,652 million capital requirement. As of June 30, 2020, this excess amounted to Ps.74,119 million (or 139%).

The minimum capital requirement increased Ps.13,368 million as compared to June 30, 2020, mainly due to the growth of the regulatory requirements on risk weighted assets. Computable capital increased Ps.76,853 million in the same period primarily as a consequence of the results generated during the Quarter and due to an increase resulting from the accounting for shareholders' equity as a result of certain inflation adjustments. The total capital ratio was 25.06%, increasing 548 bp during the last twelve months.

29

Financial Report Liquidity Percentages, except otherwise noted 2021 2020 Variation (%) 2Q 1Q 2Q vs. 1Q21 vs. 2Q20 Cash and due from banks 221,904 238,608 187,621 (7) 18 Government securities 170,789 134,215 161,659 27 6 Call-money 168 (65) 2,190 (358) (92) Overnight placements in correspondent banks 4,896 1,620 2,119 202 131 Repurchase agreement transactions 122,231 87,647 99,206 39 23 Escrow accounts 12,613 13,224 12,449 (5) 1 Other financial assets 462 352 300 31 54 Total liquid assets 533,063 475,601 465,544 12 15 Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 143.49 104.68 84.49 3,881 5,900 Liquid assets as a percentage of total deposits 60.80 57.38 52.23 342 857 As of June 30, 2021, Banco Galicia’s liquid assets represented 143.49% of its transactional deposits and 60.80% of its total deposits, as compared to 84.49% and 52.23%, respectively, as of June 30, 2020. 30

Naranja X Naranja X is the fintech focused subsidiary of Grupo Financiero Galicia that engages directly with clients regarding the use of money. Naranja X provides technological solutions for matters of personal and business finance to millions of Argentines. Naranja X’s focus is on being close to customers and providing them with simple tools that help them grow, improve their quality of life and access a world of possibilities. 31

32

Financial Report Naranja X Highlights $1,566 million Net Income +4,506% vs. 2Q 2020 18.84% ROE +1,839 bp vs. 2Q 2020 65.73% Efficiency -532 bp vs. 2Q 2020 The data shown in the tables of this report and the consolidated financial statements correspond to Tarjetas Regionales S.A., consolidated line by line with the subsidiaries under its control. 2,858 Employees 181 Branches and other points of sale 8,646 Credit cards (In thousands)

Financial Report

Results for the Quarter

Income Statement					
In millions of pesos, except otherwise noted		2021	2020	Variation (%)	
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
Net interest income	7,543	7,115	4,453	6	69
Net fee income	5,688	5,029	4,852	13	17
Net results from financial instruments	71	95	609	(25)	(88)
Gold and foreign currency quotation differences	(8)	93	(1)	(109)	700
Other operating income	1,228	1,226	1,061	-	16
Loan loss provisions	(1,639)	(1,515)	(1,637)	8	-
Net operating income	12,883	12,043	9,345	7	38
Personnel expenses	(2,881)	(2,723)	(2,351)	6	23
Administrative expenses	(2,369)	(2,300)	(2,721)	3	(13)
Depreciations and devaluations of assets	(683)	(670)	(539)	2	27
Other operating expenses	(2,276)	(2,177)	(2,371)	5	(4)
Operating income	4,674	4,173	1,363	12	243
Results from the net monetary position	(2,610)	(2,901)	(1,137)	(10)	130
Income tax	(498)	(615)	(192)	(19)	159
Net income	1,566	657	34	138	4,506

Profitability and efficiency					
Percentages, except otherwise noted		2021	2020	Variation (bp)	
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
ROA	4.62	2.03	0.14	259	448
ROE	18.84	8.47	0.45	1,037	1,839
Financial margin	21.82	22.29	18.38	(47)	344
Efficiency ratio	65.73	70.37	71.05	(464)	(532)

During the Quarter, Naranja X recorded a Ps.1,566 million net income, Ps.1,532 million higher than the figure recorded for the same quarter of the 2020 fiscal year. This profit represented an annualized 4.62% return on average assets and an 18.84% return on average shareholders' equity, as compared to 0.14% and 0.45% recorded, respectively, from the second quarter of the 2020 fiscal year.

Net operating income amounted to Ps.12,883 million, increasing 38% from the figure recorded for the second quarter of the 2020 fiscal year as a consequence of a higher net interest income (of 69%), which was due to a higher interest-earning asset, and higher net fee income (of 17%), which was due to increased prices.

34

Financial Report Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2021 2020 Variation (%) 2Q 1Q 2Q vs. 1Q21 vs. 2Q20 Assets Cash and due from banks 2,425 2,681 2,429 (10) - Debt securities 223 33 - 576 - Net loans and other financing 122,526 117,463 70,529 4 74 Other financial assets 1,290 1,928 6,818 (33) (81) Property, bank premises, equipment 5,595 5,853 6,053 (4) (8) Intangible assets 1,690 1,770 2,357 (5) (28) Other non-financial assets 3,938 4,940 5,359 (20) (27) Total assets 137,687 134,668 93,545 2 47 Liabilities Financing from financial entities 14,873 12,497 712 19 1,989 Other financial liabilities 62,780 65,068 44,823 (4) 40 Notes 17,854 15,830 11,227 13 59 Other non-financial liabilities 7,920 8,579 6,785 (8) 17 Total liabilities 103,427 101,974 63,547 1 63 Shareholders’ equity 34,260 32,694 29,998 5 14 35

Financial Report

Asset quality

Loan Portfolio Quality					
Percentages, except otherwise noted		2021	2020		Variation (%)
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
Non-accrual loans	3,127	1,488	7,867	110	(60)
Allowances for loan losses and provisions	7,218	7,308	12,841	(1)	(44)
Ratios (%)					Variation (bp)
NPL Ratio	2.43	1.21	9.63	122	(720)
Allowance for loan losses to loans to the private sector	5.61	5.92	15.71	(31)	(1,010)
Coverage	230.83	491.13	163.21	(26,030)	6,762
Cost of risk	5.09	5.27	11.87	18	(678)

As of June 30, 2021, taking into consideration the provisions for unused credit card balances, the applicable coverage ratio amounted to 230.83%, as compared to the 163.21% figure recorded on the same date of the previous fiscal year.

Analysis of Loan Loss Experience					
In millions of pesos, except otherwise noted		2021	2020		Variation (%)
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
Allowances for loan losses					
At the beginning of the Quarter	7,308	7,701	12,649	(5)	(42)
Changes in the allowance for loan losses					
Provisions charged to income	1,130	1,075	2,043	5	(45)
Reversals of allowances for loan losses	(147)	(117)	(167)	26	(12)
Charge-offs	(335)	(418)	(1,019)	(20)	(67)
Effect of inflation	(738)	(933)	(666)	(21)	11
Allowance for loan losses at the end of the Quarter	7,218	7,308	12,840	(1)	(44)
Charge to the income statement					
Provisions charged to income	(1,130)	(1,075)	(2,043)	5	(45)
Direct charge-offs	(500)	(448)	(341)	12	47
Bad debt recovered	140	169	58	(17)	141
Net charge to the income statement	(1,490)	(1,354)	(2,326)	10	(36)

36

Fondas Fima Since 1958, Fondos Fima has been managing mutual funds distributed by Banco Galicia through multiple channels and other agents. 37

38

Fondos Fima Highlights $399 million Net Income -10% vs. 2Q 2020 $252,349 +Ps. 21,616 millions vs. 2Q 2020 Assets under mangement (In millions) 10.24% -866 bp vs. 2Q 2020 Market Share The data shown in the tables of this report and the financial statements correspond to Galicia Asset Management S.A.U. 23 Employees

Financial Report Results for the Quarter Income Statement In millions of pesos, except otherwise noted 2021 2020 Variation (%) 2Q 1Q 2Q vs. 1Q21 vs. 2Q20 Net interest income 8 52 9 (85) (11) Net results from financial instruments 95 83 31 14 206 Gold and foreign currency quotation differences - - 12 - (100) Other operating income 777 753 759 3 2 Net operating income 880 888 811 (1) 9 Personnel and administrative expenses (88) (94) (106) (6) (17) Other operating expenses (48) (50) (45) (4) 7 Operating income 744 744 660 - 13 Results from the net monetary position (85) (155) (21) (45) 305 Income tax (260) (175) (194) 49 34 Net income 399 414 445 (4) (10) 40

Financial Report Assets under management Mutual fund In millions of pesos, except otherwise noted 2021 2020 Variation (%) 2Q 1Q 2Q vs. 1Q21 vs. 2Q20 Fima Premium 195,675 212,004 184,022 (8) 6 Fima Ahorro Pesos 12,097 13,307 9,445 (9) 28 Fima Ahorro Plus 22,927 26,155 14,780 (12) 55 Fima Capital Plus 7,120 10,341 11,639 (31) (39) Fima Renta en Pesos 5,159 2,926 901 76 473 Fima Renta Plus 3,621 1,906 1,077 90 236 Fima Abierto Pymes 843 923 942 (9) (11) Fima Acciones 671 601 749 12 (10) Fima PB Acciones 731 678 973 8 (25) Fima Mix I 2,233 2,372 713 (6) 213 Fima Renta Dolares I - - 2,513 - (100) Fima Renta Dolares II - - 743 - (100) Fima Renta Acciones Latinoamerica 84 81 81 4 4 Fima Renta Fija Internacional 1,188 1,325 2,155 (10) (45) Total assets under management 252,349 272,619 230,733 (7) 9 41

Financial Report Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2021 2020 Variation (%) 2Q 1Q 2Q vs. 1Q21 vs. 2Q20 Assets Cash and due from banks 265 295 439 (10) (40) Net loans and other financing 158 - 291 N/A (46) Other financial assets 1,048 1,017 224 3 368 Other non-financial assets 1 1 24 - (96) Total assets 1,472 1,313 978 12 51 Liabilities Other non-financial liabilities 402 642 250 (37) 61 Total liabilities 402 642 250 (37) 61 Shareholders’ equity 1,070 671 728 59 47 42

Galicia Seguros Galicia Seguros’ commercial activity began in 1996, as a subsidiary of Grupo Financiero Galicia. Today, Galicia Seguros is a leader in home, theft and personal accident insurance. 43

Financial Report Galicia Seguros Highlights $356 million Net Income -43% vs. 2Q, 2020 64.20% ROE +463 bp vs. 2Q 2020 86.54% Combined Ratio +1,219 bp vs. 2Q 2020 The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A., consolidated line by line with the subsidiaries under its control. 350 Employees 2,989 Insurance Policies (In thousands)

Financial Report

Results for the Quarter

Income Statement					
In millions of pesos, except otherwise noted		2021	2020		Variation (%)
	2Q	1Q	2Q	vs. 1Q21	vs. 2Q20
Earned premium	2,576	2,420	2,444	6	5
Incurred claims	(436)	(460)	(232)	(5)	88
Withdrawals	(5)	(7)	(5)	(29)	-
Life annuities	(4)	(4)	(4)	-	-
Acquisition and general expenses	(1,150)	(1,117)	(945)	3	22
Other income and expenses	(15)	(24)	(23)	(38)	(35)
Underwriting income	966	808	1,235	20	(22)
Interest income	441	321	222	37	99
Net results from financial instruments	(276)	(139)	(3)	(99)	9,100
Gold and foreign currency quotation differences	18	14	(28)	29	164
Other operating income	133	108	158	23	(16)
Net operating income	1,282	1,112	1,584	15	(19)
Personnel expenses	(340)	(296)	(349)	15	(3)
Administrative expenses	(173)	(189)	(183)	(8)	(5)
Depreciations and devaluations of assets	(98)	(77)	(80)	27	23
Other operating expenses	(7)	(4)	-	75	-
Operating income	664	546	972	22	(32)
Results from the net monetary position	(115)	(210)	(193)	(45)	(40)
Income tax	(193)	(196)	(154)	(2)	25
Net income	356	140	625	154	(43)
Other comprehensive income	8	(1)	61	(900)	87
Total comprehensive income	364	139	686	162	(47)

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Financial Report Profitability and efficiency Percentages, except otherwise noted 2021 2020 Variation (bp) 2Q 1Q 2Q vs. 1Q21 vs. 2Q20 ROA 22.98 8.31 30.76 1,467 (778) ROE 64.20 21.16 59.57 4,304 463 Efficiency ratio 77.84 83.19 66.66 (535) 1,118 Combined ratio 86.54 89.77 74.35 (323) 1,219 Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2021 2020 Variation (%) 2Q 1Q 2Q vs. 1Q21 vs. 2Q20 Assets Cash and due from banks 119 28 132 325 (10) Debt securities 3 - - - - Net loans and other financing 33 154 1,708 (79) (98) Other financial assets 2,171 1,756 3,237 24 (33) Property, bank premises, equipment 747 786 762 (5) (2) Intangible assets 78 114 168 (32) (54) Assets for insurance contracts 2,369 2,523 2,050 (6) 16 Other non-financial assets 846 542 1,003 56 (16) Total assets 6,366 5,903 9,060 8 (30) Liabilities Financing from financial entities 124 - - - - Liabilities for insurance contracts 2,526 2,575 2,426 (2) 4 Other non-financial liabilities 1,594 1,224 2,077 30 (23) Total liabilities 4,244 3,799 4,503 12 (6) Shareholders’ equity 2,122 2,104 4,557 1 (53) 46

Financial Report Relevant information Dividend Payment On July 28, 2021, Galicia Seguros made a dividend payment in the amount of Ps.302 million to Grupo Financiero Galicia. Capital Contribution On July 13, 2021, the Board of Directors of Grupo Financiero Galicia approved a capital contribution to Inviu in the amount of Ps.94 million. Inviu On July 23, 2021, Igam Uruguay was authorized as a legal broker by Banco Central of Uruguay (the Central Bank of Uruguay). Fondos Fima Fundos Fima (formerly known as Galicia Administrado de Fondos) has changed its legal name to Galicia Asset Management S.A.U. Notes On August 13, 2021, Tarjeta Naranja S.A. issued two series of those certain class XIX Notes. The series I notes were issued for Ps.2,712 million, having a rate of Badlar + 5.5%, and a term of one year, and the series II notes were issued for Ps.1,246.5 million, having a rate of Badlar + 7.24% and a term of two years. In addition, on August 18, 2021, Banco Galicia issued those certain Class IX Notes for Ps. 1,626 million, having a rate Badlar + 3% and a term of one year. Furthermore, as of the same date, Banco Galicia issued those certain Class X Notes for Ps.1,350 million, having a 41% fixed rate and a term of nine months. COVID-19 Since the end of March 2020, Grupo Financiero Galicia and its subsidiaries have continued their collective operations under the challenging circumstances imposed by the spread of the Coronavirus (or COVID-19). The COVID-19 pandemic has generated various consequences impacting business and economic activities globally. As of mid-March, when the virus began to spread in Argentina, the Argentine National Government implemented a series of measures to designed reduce contagion and provide for preventive and mandatory social isolation or distancing, with variations of such measures imposed depending on the region of the country. As of the date of this report, Grupo Financiero Galicia and its subsidiaries continue to operate in compliance with the rules, regulations and protocols established by the Argentine Government. Additionally, the Argentine Central Bank and other regulatory agencies have established certain other rules and regulations having an effect of assisting those sectors where activity has been affected by the pandemic and to promote the health and safety of the general public. The final scope of the COVID-19 pandemic and its impact on the global and Argentine economy are still unknown. Although, as of the date of this report, Grupo Financiero Galicia and its subsidiaries have suffered a limited impact on their results and operations as a consequence of the pandemic, the impact of a lower level of activity and of higher unemployment could be significant in the future. The Board of Directors of GFG continues to analyze the situation as it evolves and is committed to taking all measures within its power to 47

Financial Report guarantee business continuity and preserve the health and safety of its employees, customers and other stakeholders. Regulatory changes Deferral of unpaid installments The Argentine Central Bank, through its Communique A 7285, requires that financial entities defer the unpaid installments relating to credit assistance corresponding to maturities as of May 13, 2021, granted to clients who are employers included in the REPRO II Program. The deferral must be made until the month following the end of the life of the loan, taking into account only the accrual of compensatory interest at the applicable contractual rate. The restructuring of such credits will not imply a refinancing due to the client’s inability to pay for the purposes of the applicable regulations on Classification of Debtors. Reserve Requirements Through its Communique A 7290, the Argentine Central Bank enables banks to integrate the regulatory reserve requirements with Treasury instruments, as of June 1, 2021, that are currently integrated with Leliq. These instruments must be in pesos or CER adjusted (USD-linked is not allowed) and acquired in a primary bidding with a life of not less than 180, nor more than 450, days. These instruments will not be considered within the limit of exposure to the public sector (75% of the computable regulatory capital). Liquidity Related to Communique A 7290, the Argentine Central Bank enabled a specific mechanism, called “Immediate Liquidity,” by which entities may sell public securities in pesos that have been bought to integrate reserve requirements, pursuant to the following conditions: • such securities have been bought in the primary market as of June 1, 2021, by the selling entity; • a minimum of five business days must have elapsed since the auction settlement date in which such securities were purchased; and • such purchase and sale of securities has been applied to regulatory reserve requirements. Those certain 22% Fixed Rate Treasury Bonds, maturing in May of 2022 (TY22P), are exempt from the foregoing. Dividend Payment Through its Communique A 7312, the Argentine Central Bank extended the suspension of dividend payments by Argentine financial institutions to December 31, 2021. 48

Financial Report Glossary and additional information Combined ratio: (acquisition and general expenses + personnel expenses + administrative expenses + depreciations and devaluations of assets + incurred claims + other income and expenses) / (earned premiums + withdrawals + life annuities). Cost of risk: (loan-loss provisions + loan-loss provisions on unused balances of credit cards and overdrafts, and on guarantees granted) / average financing. Coverage: (allowance for loan losses + provisions for unused balances of credit cards and overdrafts and guarantees granted) / non-accrual financing. Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (divided by net interest income plus net fee income + net result from financial instruments + foreign currency quotation differences + insurance premiums earned + certain items included in other operating income, other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income and expenses, contribution to the deposit insurance fund, other financial expenses, other fee-related expenses and turnover tax on financial income and fees + result from the net monetary position). Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest-earning assets. Non-accrual portfolio: includes loans classified under the following categories of the Argentine Central Bank classification: “With Problems and Medium Risk,” “High Risk of Insolvency” and “High Risk and Uncollectible.” NPL ratio: non-accrual portfolio / total financing. ROA: net income attributable to the company on average assets. ROE: net income attributable to the company on average shareholders’ equity. 49

Financial Report Inflation, exchange rate and interest rates 2Q 1Q 4Q 3Q 2Q 2021 2020 Consumer price index (IPC) (1) 483.6049 435.8657 385.8826 346.6207 321.9738 Consumer price index (IPC) (%) 10.95 12.95 11.33 7.65 5.37 Wholesale price index (IPIM) (%) (2) 11.53 16.34 13.83 11.76 2.69 Acquisition value unit (UVA) (3) 81.13 71.92 64.32 58.52 55.06 Exchange rate (Ps./US$) 95.73 91.99 84.15 76.175 70.46 Badlar (quarterly averages) 34.11 34.10 32.52 29.64 24.42 (1) Published by the Argentine National Institute of Statistics (INDEC) (2) Reference exchange rate in accordance to Communiqué “A” 3500 from the Argentine Central Bank as of the last working day of the Quarter. (3) Private banks’ 30-day time deposits rate for amounts over Ps.1 million. 50

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